FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2016

ABBEY NATIONAL TREASURY SERVICES PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National Treasury Services plc

2016 Annual General Meeting

The Annual General Meeting of Santander UK Group Holdings plc was held on 31 March 2016 and all of the resolutions concerning ordinary business in the Notice of the Meeting were passed.

- Ends -

For further details, please contact:

Bojana Flint	(Head of Investor Relations)	+44 (0) 20 7756 6474
Andy Smith	(Head of Media Relations)	+44 (0) 20 7756 4212
For more information contact: ir@santander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL TREASURY SERVICES PLC

Dated: 1 April 2016	By / s / Shaun Coles
(Authorized Signatory)